EXHIBIT 99.7

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the Oyu Tolgoi 2014 Technical Report with an effective date as of September 20, 2014 (the “Report”).

I, Bernard Peters, on behalf of OreWin Pty Ltd., consent to the use of our name and references to the Report, or portions thereof, as described in the 40-F and documents filed as part of the 40-F, and to the incorporation by reference of such information in the Company’s Form S-8 (333-143550 and 333-160783).

Sincerely,

/s/ Bernard Peters
Name: Bernard Peters
Title: Technical Director – Mining
Company: OreWin Pty Ltd.

Date: March 24, 2015